UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated April 19, 2018
Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☒
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________
Enclosure: A press release dated April 18, 2018, regarding the Board Committees.

Istanbul, April 18, 2018

Announcement Regarding the Board Committees

Our Company’s Board of Directors resolved the following with respect to committees established in accordance with Capital Markets Board’s Corporate Governance Communiqué No: II-17.1:
•	The Audit Committee to be composed of Ahmet Akça, Atilla Koç and Mehmet Hilmi Güler, and Ahmet Akça to be appointed as the Chairman;
•	The Early Detection of Risk Committee to be composed of Mehmet Hilmi Güler, Bekir Pakdemirli and Hasan Tuvan Yalım, and Mehmet Hilmi Güler to be appointed as the Chairman;
•
The Corporate Governance Committee to be composed of Mehmet Hilmi Güler, Bekir Pakdemirli, Ingrid Maria Stenmark, Zeynel Korhan Bilek, Director of Investor Relations and Mergers & Acquisitions Department, and Emre Alpman, Corporate Governance & Anti-Corruption Program Officer, and Mehmet Hilmi Güler to be appointed as the Chairman;

•	The Compensation Committee to be composed of Atilla Koç, Mehmet Hilmi Güler and Mustafa Kıral, and Atilla Koç to be appointed as the Chairman;
•	The Candidate Nomination Committee to be composed of Ahmet Akça, Mehmet Hilmi Güler, Atilla Koç and Bekir Pakdemirli, and Ahmet Akça to be appointed as the Chairman.

For inquiries:
Turkcell Investor Relations
investor.relations@turkcell.com.tr
Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 19, 2018	By:	/s/ Zeynel Korhan Bilek
	Name:	Zeynel Korhan Bilek
	Title:	Investor Relations and Mergers & Acquisition Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 19, 2018	By:	/s/Bulent Aksu
	Name:	Bulent Aksu
	Title:	Finance Executive Vice President